EXHIBIT 9

Loan Agreement

between

MONTANA EXPLORADORA DE GUATEMALA S.A.

and

INTERNATIONAL FINANCE CORPORATION

Dated June 30, 2004

LOAN AGREEMENT

     AGREEMENT, dated June 30, 2004, between:

(1)	MONTANA EXPLORADORA DE GUATEMALA S.A., a company organized and existing under the laws of the Republic of Guatemala (the “Borrower”); and

(2)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries including the Republic of Guatemala (“IFC”).

ARTICLE I

Definitions and Interpretation

     Section 1.01. General Definitions. Wherever used in this Agreement, the following terms have the meanings opposite them:

“Accounting Principles”	the Canadian Generally Accepted Accounting Principles (Canadian GAAP) promulgated by the Canadian Institute of Chartered Accounts (CICA), together with its pronouncements thereon from time to time, and applied on a consistent basis, but reconciled to US GAAP;

“Affiliate”	any Person directly or indirectly controlling, controlled by or under common control with, the Borrower (for purposes of this definition, “control” means the power to direct the management or policies of a Person, directly or indirectly, whether through the ownership of shares or other securities, by contract or otherwise, provided that the direct or indirect ownership of twenty per cent (20%) or more of the voting share capital of a Person is deemed to constitute control of that Person, and “controlling” and “controlled” have corresponding meanings);

“Annual Mill Capacity”	The design capacity of the processing plant as defined initially in the engineering designs of the Feasibility Study or as set out in the most recent Mine Plan provided by the Borrower to IFC;

“Auditors” KPMG, LLP or such other firm that the Borrower appoints from time to time as its auditors pursuant to Section 6.01 (d) (Affirmative Covenants);

“Authority”	any national, supranational, regional or local government or governmental, administrative, fiscal, judicial, or government-owned body, department, commission, authority, tribunal, agency or entity, or central bank (or any Person, whether or not government owned and howsoever constituted or called, that exercises the functions of a central bank), but excluding, for the avoidance of doubt, IFC;

“Authorization” any consent, registration, filing, agreement, notarization, certificate, license, approval, permit, authority or exemption from, by or with any Authority, whether given by express action or deemed given by failure to act within any specified time period and all corporate, creditors’ and shareholders’ approvals or consents;

“Authorized Representative”	any natural person who is duly authorized by the Borrower to act on its behalf for the purposes specified in, and whose name and a specimen of whose signature appear on, the Certificate of Incumbency and Authority most recently delivered by the Borrower to IFC;

“Business Day”	a day when banks are open for business in New York, New York or, solely for the purpose of determining the Interest Rate other than pursuant to Section 3.03 (d) (ii) (Interest), London, England;

(4)

“Certificate of Incumbency and Authority”	a certificate provided to IFC by the Borrower in the form of Schedule 1;

“Charter”	with respect to the Borrower, its Escritura Constitutiva, including all of its modifications;

“Country”	the Republic of Guatemala;

“Derivative Transaction”	any swap agreement, cap agreement, collar agreement, futures contract, forward contract or similar arrangement with respect to interest rates, currencies or commodity prices;

“Disbursement”	any disbursement of the Loan;

“Dollars” and “$”	the lawful currency of the United States of America;

“Economic Mine Life”	Economic Reserves divided by Annual Mill Capacity;

“Economic Reserves”	proven and probable reserves of Marlin, as set out in the Feasibility Study or in the most recent Mine Plan provided by the Borrower to IFC;

“Environmental and Social Action Plans”	the Environmental Action Plan (EAP) entitled Plan de Gestión Ambiental, dated June 2, 2003; the Public Consultation and Disclosure Plan (PCDP), dated February 24, 2004; the Land Acquisition Procedures (LAP), February 20, 2004; and the Indigenous Peoples Development Plan (IPDP), dated February 20, 2004;

“Environmental, Health and Safety Guidelines” Mining and Milling, August 1995; Hazardous Materials Management Guidelines, December 2001; and Occupational Health and Safety, June 2003; copies of which have been delivered to, and receipt of which has been acknowledged by, the Borrower by letter dated March 22, 2004. and incorporated herein by reference;

(5)

“Environmental

and Social Policies” Policy on Environmental Assessment (OP 4.01), dated October 1998; Policy on Indigenous Peoples (OD 4.20), dated September 1991; Policy on Involuntary Resettlement (OD 4.30), dated June 1990; and IFC Policy Statement on Forced Labor and Harmful Child Labor, dated March 1998, copies of which have been delivered to, and receipt of which has been acknowledged by, the Borrower by letter dated March 22, 2004 and incorporated herein by reference;

“Event of Default”	any one of the events specified in Section 7.02 (Events of Default);

“Feasibility Study”	the Marlin Project Internal Feasibility Study dated November 2003 prepared by Kappes Cassiday and Associates;

“Financial Completion Date”	the last Business Day of the month, after the Project Physical Completion Date, in which the following requirements have been fully satisfied:

(i) no Event of Default and no Potential Event of Default has occurred and is continuing;

(ii) the Borrower has delivered to IFC unqualified audited financial statements which show that the Borrower has achieved at the end of any consecutive three (3) months after the Project Physical Completion Date:

(A)	a Current Ratio of 1.3:1;

(B)	a Long-term Debt to Equity Ratio of 40:60; and

(C)	a Loan Life Ratio of 1.5:1;

(iii)	the Borrower has delivered to IFC evidence satisfactory to IFC that the insurance coverage for the operating phase is adequate;

(iv)	the Borrower has delivered to IFC a notice signed by an Authorized Representative, certifying that all the conditions

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to achieve the Financial Completion Date have been met; and

(v) IFC has confirmed to the Borrower that all the conditions to achieve the Financial Completion Date have been met;

“Financial Plan”	the proposed sources of financing for the Project set out in Section 2.02 (b) (Project Cost and Financial Plan);

“Fluor EPCM Contract”	the agreement entitled “Glamis Gold Ltd. — Marlin Project: Process Plant and Infrastructure Engineering and Procurement and Construction Management” dated March 25, 2004 made between Fluor Daniel Latin America, Inc. and the Borrower;

“Financial Year”	the accounting year of the Borrower commencing each year on January 1 and ending on the following December 31, or such other period as the Borrower, with IFC’s consent, from time to time designates as its accounting year;

“Glamis”	Glamis Gold Ltd., a company organized and existing under the laws of British Columbia;

“Guarantee and Share Retention Agreement”	the agreement entitled “Guarantee and Share Retention Agreement” dated the date of this Agreement between Glamis and IFC;

“IFC Security”	the security created by or pursuant to the Security Documents to secure all amounts owing by the Borrower to IFC under this Agreement;

“Increased Costs”	the net incremental costs of, or reduction in return to, IFC in connection with the making or maintaining of the Loan that result from any change in any applicable law or regulation or directive (whether or not having force of law) or in its interpretation or application by any Authority charged with its administration that, after the date of this Agreement, imposes on IFC any condition regarding the making or maintaining of the Loan;

“Increased Costs Certificate”	a certificate provided from time to time by IFC certifying the amount of, and circumstances giving rise to, the Increased Costs;

“Interest Determination Date”	except as otherwise provided in Section 3.03 (d) (ii) (Interest), the second Business Day before the beginning of each Interest Period;

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“Interest Payment Date”	January 15 or July 15 in any year;

“Interest Period” each period of six (6) months in each case beginning on an Interest Payment Date and ending on the day immediately before the next following Interest Payment Date, except in the case of the first period applicable to each Disbursement when it means the period beginning on the date on which that Disbursement is made and ending on the day immediately before the next following Interest Payment Date;

“Interest Rate”	for any Interest Period, the rate at which interest is payable on the Loan during that Interest Period, determined in accordance with Section 3.03 (Interest);

“LIBOR”	the British Bankers’ Association (“BBA”) interbank offered rates for deposits in the Loan Currency which appear on the relevant page of the Telerate Service (currently page 3750) or, if not available, on the relevant pages of any other service (such as Reuters Service or Bloomberg Financial Markets Service) that displays such BBA rates; provided that if BBA for any reason ceases (whether permanently or temporarily) to publish interbank offered rates for deposits in the Loan Currency “LIBOR” shall mean the rate determined pursuant to Section 3.03 (d) (Interest);

“Lien”	any mortgage, pledge, charge, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, right of set-off, counterclaim or banker’s lien, privilege or priority of any kind having the effect of security, any designation of loss payees or beneficiaries or any similar arrangement under or with respect to any insurance policy or any preference of one creditor over another arising by operation of law;

“Loan”	the loan specified in Section 3.01 (The Loan) or, as the context requires, its principal amount from time to time outstanding;

“Loan Currency”	Dollars;

“Marlin Mine”	the mine described in Section 2.01;

“Material Adverse Effect”	a material adverse effect on:

(i) the Borrower, its assets or properties;

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	(ii)	the Borrower’s business prospects or financial condition;

	(iii)	the implementation of the Project, the Financial Plan or the carrying on of the Borrower’s business or operations; or

	(iv)	the ability of the Borrower to comply with its obligations under this Agreement or any other Transaction Document or Project Document;

“Mine Plan”	the production plan for the Marlin Mine operations prepared by the Borrower and updated from time to time, which will include estimates of annual ore and waste tonnes (mined and milled), gold and silver grades, recovery rates and operating costs;

“Peridot”	Peridot S.A., a company organized and existing under the laws of Guatemala;

“Person”	any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organization, Authority or any other entity whether acting in an individual, fiduciary or other capacity;

“Potential Event of Default”	any event or circumstance which would, with notice, lapse of time, the making of a determination pursuant to this Agreement, or any combination thereof, become an Event of Default;

“Project”	the project described in Section 2.01 (The Project);

“Project Documents”	(i)	the Fluor EPCM Contract;

	(ii)	the Feasibility Study;

	(iii)	Resolution No. 014-2003/CRMM/lilu of the Ministerio de Ambiente y Recursos Renovables setting out its acceptance of the initial environmental assessment and terms of reference for the environmental impact study for the Project;

	(iv)	Resolution No. 779-2003/CRMM/EM of the Ministerio de Ambiente y Recursos Renovables setting out its approval of the environmental impact study for the Project;

	(v)	Licencia de Explotacion “Marlin I”’SEXT-541 issued by the Ministerio de Energía y Minas for the exploitation of the Marlin Mine;

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	(vi)	Certificado de Licencia Forestal No. DR-VI-016-M-2004 issued by Instituto Nacional de Bosques; and

	(vii)	the Usufruct Agreement;

“Project Physical Completion Date”	the last day of the month in which the following requirements have been fully satisfied:

	(i)	the plant and equipment included in the Project have been properly constructed and completed in accordance with the Fluor EPCM Contract;

	(ii)	the plant and equipment included in the Project have passed all relevant performance tests as specified in the Fluor EPCM Contract;

	(iii)	the plant and equipment included in the Project have been functioning normally in accordance with design and operating specifications for three (3) consecutive months, during which period a total of 45,000 ounces of gold have been produced at a cash cost of less than US$120 per ounce;

	(iv)	there are no outstanding claims by any contractor or supplier in respect of the construction of the plant and equipment included in the Project (other than claims being contested in good faith and with respect to which the Borrower has made adequate reserves);

	(v)	the sites, facilities and equipment have been developed and become operational in accordance with applicable IFC Environmental, Health and Safety Guidelines, Environmental and Social Policies and Guidelines, host country laws, and the Environmental and Social Action Plans;

	(vi)	all Authorizations required for the normal operation of the Project and the performance by the Borrower of its obligations under the Transaction Documents have been obtained and remain in full force and effect;

	(vii)	no Event of Default or Potential Event of Default has occurred and is continuing;

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	(viii)	the Borrower has delivered to IFC a notice, signed by an Authorized Representative, certifying that the requirements set out in paragraphs (i) through (v) above have been fulfilled and that the requirements set out in paragraphs (vi) and (vii) above are satisfied; and

	(ix)	IFC has notified the Borrower that the Borrower’s notice is acceptable to IFC;

“Qualified Person”	is Mine Development Associates or such other Person acceptable to IFC;

“Security Documents”	the agreements or documents creating a first ranking registered pledge of all of the shares of the Borrower and Peridot as security for the obligations of the Borrower under this Agreement;

“Shareholder Loans”	all loans provided by Glamis to the Borrower from time to time;

“Spread”	two and five eighths of one per cent (2.625%) per annum;

“Subsidiary”	with respect to any Person, any entity:

	(i)	over 50% of whose capital is owned, directly or indirectly, by that Person;

	(ii)	for which that Person may nominate or appoint a majority of the members of the board of directors or such other body performing similar functions; or

	(iii)	which is otherwise effectively controlled by that Person;

“Subordination Agreement”	the agreement among IFC, the Borrower and Glamis providing for the subordination of all Shareholder Loans to the IFC Loan;

“Taxes” any present or future taxes (including stamp taxes), withholding obligations, duties, fees and other charges of whatever nature levied by any Authority;

“Transaction Documents”	(i)	this Agreement;

	(ii)	the Guarantee and Share Retention Agreement;

	(iii)	the Security Documents; and

	(iv)	the Subordination Agreement;

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“US GAAP”	United States Generally Accepted Accounting Principles (US-GAAP) promulgated by the Financial and Accounting Standards Board, together with its pronouncements thereon from time to time, and applied on a consistent basis;

“Usufruct Agreement”	the agreement denominated “Usufructo Oneroso y Promesa de Usufructo Futuro” dated June 12, 2003 in deed number 96, by notary Virginia María Figueroa Ovalle; amended on February 2, 2004, deed number 4, by notary Virginia Servent Palmieri; again amended April 21, 2004, deed 19, by notary Virginia Servent Palmieri; and any future amendments; and

“World Bank”	the International Bank for Reconstruction and Development, an international organization established by Articles of Agreement among its member countries.

     Section 1.02. Financial Definitions. Wherever used in this Agreement, unless the context otherwise requires, the following terms have the meanings opposite them:

“Cash Generation”	for the relevant period, the net income of the Borrower plus the sum of:

	(i)	Non-Cash Items of the Borrower; and

	(ii)	the amount of all payments that were due by the Borrower for the relevant period (whether or not actually paid) on account of interest and other charges on Long-term Debt;

minus the sum of:

	(iii)	net increase in working capital of the Borrower excluding changes in cash equivalents and Short-term Debt; and

	(iv)	all capital expenditures made or committed during the relevant period which are necessary for maintenance of the Project in accordance with sound international mining industry practices;

“Current Assets”	the aggregate of the Borrower’s cash, marketable securities, trade and other receivables realizable within one year, prepaid expenses which are to be charged to income within one year and inventories;

“Current Liabilities”	the aggregate of all liabilities of the Borrower falling due on demand or within one year (including the portion of Long-term Debt falling due within one year);

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“Current Ratio”	the result obtained by dividing Current Assets by Current Liabilities;

“Debt”	the aggregate of all obligations (whether actual or contingent) of the Borrower to pay or repay money including, without limitation:

	(i)	all Indebtedness for Borrowed Money including the Shareholder Loans;

	(ii)	the aggregate amount then outstanding of all liabilities of any party to the extent the Borrower guarantees them or otherwise directly or indirectly obligates itself to pay them;

	(iii)	all liabilities of the Borrower (actual or contingent) under any conditional sale or a transfer with recourse or obligation to repurchase, including, without limitation, by way of discount or factoring of book debts or receivables; and

	(iv)	all liabilities of the Borrower (actual or contingent) under its Charter, any resolution of its shareholders, or any agreement or other document binding on the Borrower to redeem any of its shares;

“Debt Service Coverage Ratio”	the ratio obtained by dividing:

	(i)	the aggregate, for the Financial Year most recently ended prior to the relevant date of calculation for which audited financial statements are available, of (A) net income appearing in the audited financial statements for that Financial Year, after deduction of taxes payable on that net income (whether or not actually paid), (B) Non-Cash Items and (C) the amount of all payments that were due during that Financial Year (whether or not actually paid) on account of interest and other charges on Debt;

by

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	(ii)	the highest aggregate amount, in any Financial Year after the date of calculation until the final scheduled maturity of the Loan, of (A) all scheduled payments falling due on account of principal, interest and other charges on Debt and (B) without double counting with respect to any payment already counted in (A) immediately above, any payment required to be made to any debt service account under the terms of any agreement providing for the Long-term Debt;

where, for the purposes of paragraph (ii) above:

	(A)	subject to paragraph (B), for the computation of interest payable during any period for which the applicable rate is not yet determined, that interest shall be computed at the rate in effect at the time of the relevant date of calculation; and

	(B)	interest on Short-term Debt payable on demand in the Financial Year in which the relevant date of calculation falls shall be computed by reference to the aggregate amount of interest thereon paid during that Financial Year up to the end of the period covered by the latest quarterly financial statements required to be prepared pursuant to Section 6.03 (a) (Reporting Requirements) multiplied by a factor of 4, 2 or 4/3 depending on whether the computation is made by reference to the financial statements for the first quarter, the first two quarters or the first three quarters, respectively;

“Indebtedness for Borrowed Money “	all obligations of the Borrower to repay money including, without limitation, with respect to:

	(i)	borrowed money;

	(ii)	the outstanding principal amount of any bonds, debentures, notes, loan stock, commercial paper, acceptance credits,

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bills or promissory notes drawn, accepted, endorsed or issued by the Borrower;

	(iii)	any credit to the Borrower from a supplier of goods or services under any installment purchase or other similar arrangement with respect to goods or services (except trade accounts that are payable in the ordinary course of business and included in Current Liabilities);

	(iv)	non-contingent obligations of the Borrower to reimburse any other Person with respect to amounts paid by that Person under a letter of credit or similar instrument (excluding any letter of credit or similar instrument issued for the benefit of the Borrower with respect to trade accounts that are payable in the ordinary course of business and included in Current Liabilities);

	(v)	amounts raised under any other transaction having the financial effect of a borrowing and which would be classified as a borrowing (and not as an off-balance sheet financing) under the Accounting Principles including, without limitation, under leases or similar arrangements entered into primarily as a means of financing the acquisition of the asset leased;

	(vi)	the amount of the Borrower’s obligations pursuant to Derivative Transactions which consist of swap, collar and cap agreements entered into in connection with other Debt of the Borrower, provided that for the avoidance of double counting and for so long as any such swap, collar or cap agreement is in effect, that Debt will be included in Indebtedness for Borrowed Money pursuant to the terms of the relevant Derivative Transaction and not the terms of the agreement providing for that Debt when it was incurred; and

	(vii)	any premium payable on a redemption or replacement of any of the foregoing obligations;

“Loan Life Ratio”	the result of dividing

	(i)	the net present value (using a discount rate equal to the interest rate payable on the Loan as at the date of determination) in current dollars of the Borrower’s Cash Generation projected for each year until the final scheduled

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maturity date of the Loan; such forecast being based upon:
(a) the Economic Reserves; and (b) the assumptions agreed by IFC and the Borrower; by

(ii) all Long-term Debt (excluding the Shareholder Loans) outstanding on the date of calculation;

“Long-term Debt”	that part of the Debt the final maturity of which, by its terms or the terms of any agreement relating to it, falls due more than one year after the date of its incurrence;

“Long-term Debt to Equity Ratio” the result obtained by dividing Long-term Debt (excluding the Shareholder Loans) by the aggregate of Shareholders’ Equity and the principal amount outstanding of the Shareholder Loans;

“Non-Cash Items” for any period, the net aggregate amount (which may be a positive or negative number) of all non-cash expenses and non-cash credits which have been subtracted or, as the case may be, added in calculating net income during that period, including, without limitation, depreciation, amortization, deferred taxes, provisions for severance pay of staff and workers, and credits resulting from revaluation of the assets’ book value;

“Shareholders’ Equity”	the aggregate of:

	(i)	the amount paid up on the share capital of the Borrower; and

	(ii)	the amount standing to the credit of the reserves of the Borrower (including, without limitation, any share premium account, capital redemption reserve funds and any credit balance on the accumulated profit and loss account);

after deducting from that aggregate (A) any debit balance on the profit and loss account or impairment of the issued share capital of

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the Borrower (except to the extent that deduction with respect to that debit balance or impairment has already been made), (B) amounts set aside for dividends or taxation (including deferred taxation), and (C) amounts attributable to capitalized items such as goodwill, trademarks, deferred charges, licenses, patents and other intangible assets; and

“Short-term Debt”	all Debt other than Long-term Debt.

     Section 1.03. Financial Calculations. (a) All financial calculations to be made under, or for the purposes of, this Agreement and any other Transaction Document shall be determined in accordance with the Accounting Principles and, except as otherwise required to conform to any provision of this Agreement, shall be calculated from the then most recently issued quarterly financial statements which the Borrower is obligated to furnish to IFC under Section 6.03 (a) (Reporting Requirements).

     (b) Where quarterly financial statements are used for the purpose of making certain financial calculations and those statements are with respect to the last quarter of a Financial Year then, at IFC’s option, those calculations may instead be made from the audited financial statements for the relevant Financial Year.

     (c) If any material adverse change in the financial condition of the Borrower has occurred after the end of the period covered by the financial statements used to make the relevant financial calculations, that material adverse change shall also be taken into account in calculating the relevant figures.

     Section 1.04. Interpretation. In this Agreement, unless the context otherwise requires:

     (a) headings are for convenience only and do not affect the interpretation of this Agreement;

     (b) words importing the singular include the plural and vice versa;

     (c) a reference to an Annex, Article, party, Schedule or Section is a reference to that Article or Section of, or that Annex, party or Schedule to, this Agreement;

     (d) a reference to a document includes an amendment or supplement to, or replacement or novation of, that document but disregarding any amendment, supplement, replacement or novation made in breach of this Agreement; and

     (e) a reference to a party to any document includes that party’s successors and permitted assigns.

     Section 1.05. Business Day Adjustment. When the day on or by which a payment is due to be made is not a Business Day, that payment shall be made on or by the next succeeding

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Business Day. Interest, fees and charges (if any) shall continue to accrue for the period from the due date that is not a Business Day to that next succeeding Business Day.

ARTICLE II

The Project, Project Cost and Financial Plan

     Section 2.01. The Project. The project to be financed consists of the construction, equipping and placing into operation and the provision of working capital for the Marlin underground and open pit gold mine of the Borrower located in the western Guatemalan highlands near the village of San Miguel Ixthuaca and the construction and operation of associated processing facilities for the production of gold and silver.

     Section 2.02. Project Cost and Financial Plan. (a) The total estimated cost of the Project is the equivalent of $272,000,000, as follows:

Project Cost	US$ Mlns	%
Capital Drilling & Exploration	4.7	1.7%
Mining Equipment	25.7	9.4%
Process Facilities	52.1	19.2%
Tailings	4.5	1.7%
Infrastructure	3.0	1.1%
U/G Mine Development	6.1	2.2%
Surface Mine Development	4.0	1.5%
Administration	10.5	3.9%
EPCM	9.0	3.3%
Property Acquisition	2.8	1.0%
Expatriate Housing	2.0	0.7%
Working Capital & Spares	4.0	1.5%
Interest During Construction	3.4	1.2%
Contingency	10.0	3.7%
Less Pre-production credit	-0.8	-0.3%

Total Capital Cost	141.0	51.8%
Acquisition and Sunk Costs	131.0	48.2%

Total Project Cost	272.0	100.0%

     (b) The proposed sources of financing for the Project are as follows:

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Financing Plan	US$Mlns		%
IFC Loan	45.0		17%
Equity/Quasi-Equity/ Subordinated Loans	96.0
Glamis Prior Investments	131.0

Glamis Total Equity	227.0		83%
TOTAL FINANCING		272.0		100%

ARTICLE III

The Loan

     Section 3.01. The Loan. Subject to the provisions of this Agreement, IFC agrees to lend, and the Borrower agrees to borrow, the Loan, being a loan in the amount of up to forty five million Dollars ($45,000,000).

     Section 3.02. Disbursement Procedure. (a) The Borrower may request Disbursements by delivering to IFC, at least ten (10) Business Days prior to the proposed date of Disbursement, a Disbursement request substantially in the form of Schedule 2.

     (b) Each Disbursement shall be made by IFC at a bank in New York, New York for further credit to the Borrower’s account at a bank in the Country, or any other place acceptable to IFC, all as specified by the Borrower in the relevant Disbursement request.

     (c) Each Disbursement (other than the last one) shall be made in an amount of not less than ten million Dollars ($10,000,000).

     (d) Immediately upon receipt of each Disbursement, the Borrower shall deliver to IFC a receipt therefor substantially in the form of Schedule 3.

     Section 3.03. Interest. Subject to the provisions of Section 3.04 (Default Rate Interest), the Borrower shall pay interest on the Loan in accordance with this Section 3.03:

     (a) During each Interest Period, the Loan shall bear interest at the applicable Interest Rate for that Interest Period, provided that with respect to the first Interest Period for each Disbursement, the amount of each Disbursement shall bear interest at the applicable Interest Rate for that Disbursement and for that first Interest Period in accordance with the provisions of this Section 3.03.

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     (b) Interest on the Loan shall accrue from day to day, be prorated on the basis of a 360-day year for the actual number of days in the relevant Interest Period and be payable in arrears on the Interest Payment Date immediately following the end of that Interest Period; provided that with respect to any Disbursement made less than fifteen (15) days before an Interest Payment Date, interest on that Disbursement shall be payable commencing on the second Interest Payment Date following the date of that Disbursement.

     (c) The Interest Rate for any Interest Period shall be the rate which is the sum of:

(i)	the Spread; and

(ii)	LIBOR on the Interest Determination Date for that Interest Period for six (6) months (or, in the case of the first Interest Period for any Disbursement, for one (1) month, two (2) months, three (3) months or six (6) months, whichever period is closest to the duration of the relevant Interest Period (or, if two periods are equally close, the longer one)) rounded upward to the nearest three decimal places.

(d) If, for any Interest Period IFC cannot determine LIBOR by reference to the Telerate Service or any other service that displays BBA rates, IFC shall notify the Borrower and shall instead determine LIBOR:

(i)	on the second Business Day before the beginning of the relevant Interest Period by calculating the arithmetic mean (rounded upward to the nearest three decimal places) of the offered rates advised to IFC on or around 11:00 a.m., London time, for deposits in the Loan Currency and otherwise in accordance with Section 3.03 (c) (ii), by any four (4) major banks active in the Loan Currency in the London interbank market, selected by IFC; provided that if less than four quotations are received, IFC may rely on the quotations so received if not less than two (2); or

(ii)	if less than two (2) quotations are received from the banks in London in accordance with subsection (i) above, on the first day of the relevant Interest Period, by calculating the arithmetic mean (rounded upward to the nearest three decimal places) of the offered rates advised to IFC on or around 11:00 a.m. New York time, for loans in the Loan Currency and

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otherwise in accordance with Section 3.03 (c) (ii), by a major bank or banks in New York, New York, selected by IFC.

     (e) On each Interest Determination Date for any Interest Period, IFC shall determine the Interest Rate applicable to that Interest Period and promptly notify the Borrower of that rate.

     (f) The determination by IFC, from time to time, of the Interest Rate shall be final and conclusive and bind the Borrower (unless the Borrower shows to IFC’s satisfaction that the determination involves manifest error).

     Section 3.04. Default Rate Interest. (a) Without limiting the remedies available to IFC under this Agreement or otherwise (and to the maximum extent permitted by applicable law), if the Borrower fails to make any payment of principal or interest (including interest payable pursuant to this Section) or any other payment provided for in Section 3.07 (Fees) when due as specified in this Agreement (whether at stated maturity or upon acceleration), the Borrower shall pay interest on the amount of that payment due and unpaid at the rate which shall be the sum of two per cent (2%) per annum and the Interest Rate in effect from time to time;

     (b) Interest at the rate referred to in Section 3.04 (a) shall accrue from the date on which payment of the relevant overdue amount became due until the date of actual payment of that amount (as well after as before judgment), and shall be payable on demand or, if not demanded, on each Interest Payment Date falling after any such overdue amount became due.

     Section 3.05. Repayment. (a) The Borrower shall repay the Loan on the following dates and in the following amounts:

Date Payment Due	Principal Amount Due
January 15, 2007	$7,500,000
July 15, 2007	$7,500,000
January 15, 2008	$7,500,000
July 15, 2008	$7,500,000
January 15, 2009	$7,500,000
July 15, 2009	$7,500,000

     (b) The dates for repayment of principal of the Loan are intended to coincide with the Interest Payment Dates.

     (c) Upon each Disbursement, the amount disbursed shall be allocated for repayment on each of the respective dates for repayment of principal set out in the table in Section 3.05 (a)

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in amounts which are pro rata to the amounts of the respective installments shown opposite those dates in that table (with IFC adjusting those allocations as necessary so as to achieve whole numbers in each case).

     Section 3.06. Prepayment. Subject to Section 6.04 (c):

     (a) the Borrower may prepay on any Interest Payment Date all or any part of the Loan, on not less than thirty (30) days’ prior notice to IFC, but only if:

(i)	the Borrower simultaneously pays all accrued interest and Increased Costs (if any) on the amount of the Loan to be prepaid, together with the prepayment premium specified in Section 3.06 (b) and all other amounts then due and payable under this Agreement, including the amount payable under Section 3.11 (Unwinding Costs), if the prepayment is not made on an Interest Payment Date;

(ii)	for a partial prepayment, that prepayment is an amount not less than two million Dollars ($2,000,000); and

(iii)	if requested by IFC, the Borrower delivers to IFC, prior to the date of prepayment, evidence satisfactory to IFC that all necessary Authorizations with respect to the prepayment have been obtained.

     (b) If any prepayment of the Loan made in accordance with Section 3.06 (a) falls due on or prior to the second anniversary of this Agreement, the Borrower shall pay, on the date that such prepayment is due, a prepayment premium as follows:

(i)	two per cent (2%) of the amount to be prepaid, if the prepayment occurs on or before the date corresponding to the first anniversary of this Agreement; or

(ii)	one per cent (1%) of the amount to be prepaid, if the prepayment occurs after the first anniversary of this Agreement but no later than the second anniversary thereof.

The determination by IFC of the prepayment premium shall be final and conclusive and bind the Borrower (unless the Borrower shows, to the satisfaction of IFC, that such determination involved manifest error).

     (c) Amounts of principal prepaid under this Section shall be applied by IFC to all the respective outstanding installments of principal of the Loan on a pro-rata basis.

     (d) Upon delivery of a notice in accordance with Section 3.06 (a), the Borrower shall make the prepayment in accordance with the terms of that notice.

     (e) Any principal amount of the Loan prepaid under this Agreement may not be re-borrowed.

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     (f) In the event of prepayment of any other long-term loans, IFC will have the right to request prepayment of the Loan on a pro-rata basis.

     Section 3.07. Fees. (a) The Borrower shall pay to IFC a commitment fee at the rate of one-half of one per cent (1/2%) per annum on that part of the Loan which from time to time has not been disbursed or canceled. The commitment fee shall:

(i)	begin to accrue on the date of this Agreement;

(ii)	be pro rated on the basis of a 360-day year for the actual number of days elapsed; and

(iii)	be payable semi-annually, in arrears, on the Interest Payment Dates in each year, the first such payment to be due on January 15, 2005.

     (b) The Borrower shall also pay to IFC a front-end fee of six hundred seventy five thousand Dollars ($675,000) to be paid upon the earlier of (x) the date which is thirty (30) days after the date of this Agreement and (y) the date immediately preceding the date of the first Disbursement.

     Section 3.08. Currency and Place of Payments. (a) The Borrower shall make all payments of principal, interest, fees, and any other amount due to IFC under this Agreement in the Loan Currency, in same day funds, to Citibank, N.A., 111 Wall Street, New York, New York, U.S.A., ABA#021000089, for credit to IFC’s account number 36085579, or at such other bank or account in New York as IFC from time to time designates and notifies to the Borrower in writing. Payments must be received in IFC’s designated account no later than 1:00 p.m. New York time.

     (b) The tender or payment of any amount payable under this Agreement (whether or not by recovery under a judgment) in any currency other than the Loan Currency shall not novate, discharge or satisfy the obligation of the Borrower to pay in the Loan Currency all amounts payable under this Agreement except to the extent that (and as of the date when) IFC actually receives funds in the Loan Currency in the account specified in, or pursuant to, Section 3.08 (a).

(c) The Borrower shall indemnify IFC against any losses resulting from a payment being received or an order or judgment being given under this Agreement in any currency other than the Loan Currency or any place other than the account specified in, or pursuant to, Section 3.08 (a). The Borrower shall, as a separate obligation, pay such additional amount as is necessary to enable IFC to receive, after conversion to the Loan Currency at a market rate and transfer to that

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account, the full amount due to IFC under this Agreement in the Loan Currency and in the account specified in, or pursuant to, Section 3.08 (a).

     (d) Notwithstanding the provisions of Section 3.08 (a) and Section 3.08 (b), IFC may require the Borrower to pay (or reimburse IFC) for any Taxes, fees, costs, expenses and other amounts payable under Section 3.14 (a) (Taxes) and Section 3.15 (Expenses) in the currency in which they are payable, if other than the Loan Currency.

     Section 3.09. Allocation of Partial Payments. If at any time IFC receives less than the full amount then due and payable to it under this Agreement, IFC may allocate and apply the amount received in any way or manner and for such purpose or purposes under this Agreement as IFC in its sole discretion determines, notwithstanding any instruction that the Borrower may give to the contrary.

     Section 3.10. Increased Costs. On each Interest Payment Date, the Borrower shall pay, in addition to interest, the amount which IFC from time to time notifies to the Borrower in an Increased Costs Certificate as being the aggregate Increased Costs of IFC accrued and unpaid prior to that Interest Payment Date.

     Section 3.11. Unwinding Costs. (a) If IFC incurs any cost, expense or loss as a result of the Borrower:

(i)	failing to borrow in accordance with a request for Disbursement made pursuant to Section 3.02 (Disbursement Procedure), or to prepay in accordance with a notice of prepayment; or

(ii)	prepaying all or any portion of the Loan on a date other than an Interest Payment Date;

then the Borrower shall immediately pay to IFC the amount which IFC from time to time notifies to the Borrower as being the amount of those costs, expenses and losses incurred.

     (b) For the purposes of this Section, “costs, expenses or losses” include any premium, penalty or expense incurred to liquidate or obtain third party deposits or borrowings in order to make, maintain or fund all or any part of the Loan.

     Section 3.12. Suspension or Cancellation by IFC. (a) IFC may, by notice to the Borrower, suspend the right of the Borrower to Disbursements or cancel the undisbursed portion of the Loan in whole or in part:

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(i)	if the first Disbursement has not been made by June 30, 2005, or such other date as the parties agree;

(ii)	if any Event of Default has occurred and is continuing or if the Event of Default specified in Section 7.02 (f) (Events of Default) is, in the reasonable opinion of IFC, imminent;

(iii)	if any event or condition has occurred which has or can reasonably be expected to have a Material Adverse Effect; or

(iv)	on or after December 31, 2005.

     (b) Upon the giving of any such notice, the right of the Borrower to any further Disbursement shall be suspended or canceled, as the case may be. The exercise by IFC of its right of suspension shall not preclude IFC from exercising its right of cancellation, either for the same or any other reason specified in Section 3.12 (a). Upon any cancellation the Borrower shall, subject to paragraph (d) of this Section 3.12, pay to IFC all fees and other amounts accrued (whether or not then due and payable) under this Agreement up to the date of that cancellation. A suspension shall not limit any other provision of this Agreement.

     (c) Any portion of the Loan that is canceled under this Section 3.12 may not be reborrowed.

     (d) In the case of partial cancellation of the Loan pursuant to paragraph (a) of this Section 3.12, or Section 3.13 (a) below, interest on the amount then outstanding of the Loan remains payable as provided in Section 3.03 (Interest).

     Section 3.13. Cancellation by the Borrower. (a) The Borrower may, by notice to IFC, irrevocably request IFC to cancel the undisbursed portion of the Loan on the date specified in that notice (which shall be a date not earlier than thirty (30) days after the date of that notice).

     (b) IFC shall, by notice to the Borrower, cancel the undisbursed portion of the Loan effective as of that specified date if, subject to Section 3.12 (d) above:

(i)	IFC has received all fees and other amounts accrued (whether or not then due and payable) under this Agreement up to such specified date; and

(ii)	if any amount of the Loan is then outstanding, IFC is reasonably satisfied that the Borrower has sufficient long-term funding available, on terms satisfactory to IFC, to cause the Project Physical Completion Date to occur as scheduled.

     (c) Any portion of the Loan that is canceled under this Section 3.13 may not be reborrowed.

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     Section 3.14. Taxes. (a) The Borrower shall pay or cause to be paid all Taxes (other than taxes, if any, payable on the overall income of IFC) on or in connection with the payment of any and all amounts due under this Agreement that are now or in the future levied or imposed by any Authority of the Country or by any organization of which the Country is a member or any jurisdiction through or out of which a payment is made.

     (b) All payments of principal, interest, fees and other amounts due under this Agreement shall be made without deduction for or on account of any such Taxes.

     (c) If the Borrower is prevented by operation of law or otherwise from making or causing to be made those payments without deduction for or on account of any such Taxes, the principal or (as the case may be) interest, fees or other amounts due under this Agreement shall be increased to such amount as may be necessary so that IFC receives the full amount it would have received (taking into account any Taxes payable on amounts payable by the Borrower under this subsection) had those payments been made without that deduction.

     (d) If Section 3.14 (c) applies and IFC so requests, the Borrower shall deliver to IFC official tax receipts evidencing payment (or certified copies of them) within thirty (30) days of the date of that request.

     Section 3.15. Expenses. (a) The Borrower shall pay or, as the case may be, reimburse IFC or its assignees any amount paid by them on account of, all Taxes payable on or in connection with the execution, issue, delivery, registration or notarization of the Transaction Documents and any other documents related to this Agreement or any other Transaction Document.

     (b) The Borrower shall pay to IFC or as IFC may direct:

(i)	the fees and expenses of IFC’s counsel in the Country and, if necessary, in Canada incurred in connection with:

(A)	the Loan;

(B)	the preparation and/or review, execution and, where appropriate, translation and registration of the Transaction Documents and any other documents related to them;

(C)	the giving of any legal opinions required by IFC under this Agreement and any other Transaction Document;

(D)	the administration by IFC of the Loan or otherwise in connection with any amendment, supplement or modification to, or waiver under, any of the Transaction Documents;

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(E)	the registration (where appropriate) and the delivery of the evidences of indebtedness relating to the Loan and its disbursement; and

(F)	the occurrence of any Event of Default or Potential Event of Default;

(ii)	the out-of-pocket expenses (including without limitation, travel and subsistence expenses), not exceeding the equivalent of fifteen thousand Dollars ($15,000) in any calendar year, incurred by IFC in relation to its annual Loan supervision review, payable upon receipt of a statement of those expenses from IFC; and

(iii)	the costs and expenses incurred by IFC in relation to efforts to enforce or protect its rights under any Transaction Document, or the exercise of its rights or powers consequent upon or arising out of the occurrence of any Event of Default or Potential Event of Default, including legal and other professional consultants’ fees.

ARTICLE IV

Representations and Warranties

     Section 4.01. Representations and Warranties. The Borrower represents and warrants that:

     (a) the Borrower is a company limited by shares duly incorporated and validly existing under the laws of the Country and has the corporate power and has obtained all required Authorizations to own its assets, conduct its business as presently conducted and to enter into, and comply with its obligations under, the Transaction Documents to which it is a party or will, in the case of any Transaction Document not executed as at the date of this Agreement, when that Transaction Document is executed, have the corporate power to enter into, and comply with its obligations under, that Transaction Document;

     (b) each Transaction Document to which the Borrower is a party has been, or will be, duly authorized and executed by the Borrower and constitutes, or will, when executed constitute, a valid and legally binding obligation of the Borrower, enforceable in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law);

     (c) neither the making of any Transaction Document to which the Borrower is a party nor the compliance with its terms will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, any indenture,

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mortgage, agreement or other instrument or arrangement to which the Borrower is a party or by which it is bound, or violate any of the terms or provisions of the Borrower’s Charter or any Authorization, judgment, decree or order or any statute, rule or regulation applicable to the Borrower;

     (d) to the best of the Borrower’s knowledge after due inquiry:

(i)	the Authorizations specified in Annex A are all the Authorizations (other than Authorizations that are of a routine nature and are obtained in the ordinary course of business) needed by the Borrower to conduct its business, carry out the Project and execute, and comply with its obligations under, this Agreement and each of the other Transaction Documents to which it is a party; and

(ii)	all Authorizations specified in Annex A have been obtained and are in full force and effect;

     (e) the Borrower’s Charter has not been amended since September 2, 2002;

     (f) neither the Borrower nor any of its property enjoys any right of immunity from set-off, suit or execution with respect to its assets or its obligations under any Transaction Document;

     (g) since September 30, 2003, the Borrower:

(i)	has not suffered any change that has a Material Adverse Effect or incurred any substantial loss or liability; and

(ii)	has not undertaken or agreed to undertake any substantial obligation except pursuant to the Project Documents;

     (h) the Borrower is not a party to, or committed to enter into, any contract which would or might affect the judgment of a prospective Lender except for the Transaction Documents and Project Documents to which it is a party;

     (i) the Borrower has no outstanding Lien on any of its assets other than Liens arising by operation of law, and no contracts or arrangements, conditional or unconditional, exist for the creation by the Borrower of any Lien, except for the IFC Security;

     (j) all tax returns and reports of the Borrower required by law to be filed have been duly filed and all material Taxes upon the Borrower, or its properties, or its income or assets, which are due and payable or to be withheld, have been paid or withheld, other than those presently payable without penalty or interest;

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     (k) the Borrower is not engaged in nor, to the best of its knowledge after due inquiry, threatened by, any litigation, arbitration or administrative proceedings, the outcome of which could reasonably be expected to have a Material Adverse Effect;

     (l) to the best of its knowledge and belief after due inquiry, the Borrower is not in violation of any material statute or regulation of any Authority;

     (m) no judgment or order has been issued which has or may reasonably be expected to have a Material Adverse Effect;

     (n) to the best of its knowledge and belief, after due inquiry, the Borrower is not in violation of any of the Environmental, Health and Safety Guidelines or of the Environmental and Social Policies; and the Borrower has not received nor is aware of any complaint, order, directive, claim, citation or notice from any Authority with respect to any matter of the Borrower’s compliance with the relevant environmental, health and safety laws and regulations in effect in the Country such as, without limitation, air emissions, discharges to surface water or ground water, noise emissions, solid or liquid waste disposal, or the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes; and

     (o) none of the representations and warranties in this Section 4.01 omits any matter the omission of which makes any of such representations and warranties misleading.

     Section 4.02. IFC Reliance. The Borrower acknowledges that it makes the representations and warranties in Section 4.01 (Representations and Warranties) with the intention of inducing IFC to enter into this Agreement and that IFC enters into this Agreement on the basis of, and in full reliance on, each of such representations and warranties.

ARTICLE V

Conditions of Disbursement

     Section 5.01. Conditions of First Disbursement. The obligation of IFC to make the first Disbursement is subject to the fulfillment prior to or concurrently with the making of that first Disbursement of the following conditions:

     (a) the Transaction Documents and the Project Documents, each in form and substance satisfactory to IFC, have been entered into by all parties to them and have become (or, as the case may be, remain) unconditional and fully effective in accordance with their respective terms (except for this Agreement having become unconditional and fully effective, if that is a condition of any of those agreements), and IFC has received a copy of each of those agreements to which it is not a party;

     (b) the Borrower has certified to IFC that no amendment has been made to the Borrower’s Charter since September 2, 2002, or if any such amendment was made, IFC has received a copy of the Borrower’s amended Charter and determined, in its reasonable judgment,

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that it is not inconsistent with the provisions of any Transaction Document and does not have or may not reasonably be expected to have a Material Adverse Effect;

(c) the IFC Security has been duly created, registered and perfected as a first priority security interest in all assets and rights subject to the Security Documents;

     (d) the Borrower has obtained, and provided to IFC copies of, all Authorizations listed in Annex A, and such other Authorizations not listed in those Sections that may become necessary for:

(i)	the Loan;

(ii)	the business of the Borrower as it is presently carried on and is contemplated to be carried on;

(iii)	the Project and the implementation of the Financial Plan;

(iv)	the due execution, delivery, validity and enforceability of, and performance by the Borrower of its obligations under, this Agreement and the other Transaction Documents, and the Project Documents and any other documents necessary or desirable to the implementation of any of those agreements or documents; and

(v)	the remittance to IFC or its assigns in Dollars of all monies payable with respect to the Transaction Documents;

     and all those Authorizations are in full force and effect;

     (e) IFC has received a legal opinion to the effect set out in Schedule 5, from IFC’s counsel in the Country and concurred in by counsel for the Borrower, and covering such other matters relating to the transactions contemplated by this Agreement as IFC may reasonably request;

     (f) IFC has received a legal opinion, in form and substance satisfactory to it, from counsel in Canada acceptable to IFC with regard to the Guarantee and Share Retention Agreement;

               (g) IFC has received a certification from the most senior financial officer of the Borrower and confirmed by the chief financial officer of Glamis confirming that, as at a date not earlier than sixty (60) days prior to the date of first Disbursement, the Borrower is in compliance with the provisions of Section 6.01 (c) (Affirmative Covenants) and containing a brief description of the systems and records in place;

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     (h) IFC has received certificates of insurance or binders with respect to all insurance policies required to be obtained pursuant to Section 6.04 (Insurance) and Annex B, and a certification of the Borrower’s insurers or insurance agents, if not contained in such certificates of insurance or binders, confirming that such policies are in full force and effect and all premiums then due and payable under those policies have been paid;

     (i) IFC has received the fees specified in Section 3.07 (Fees) required to be paid before the date of the first Disbursement;

     (j) if IFC so requires, IFC has received the reimbursement of all invoiced fees and expenses of IFC’s counsel as provided in Section 3.15 (b) (ii) (Expenses) or confirmation that those fees and expenses have been paid directly to that counsel;

     (k) IFC has received a copy of the authorization to the Auditors referred to in Section 6.01(e) (Affirmative Covenants);

     (l) IFC has received a Certificate of Incumbency and Authority;

     (m) the Borrower has delivered to IFC evidence, substantially in the form of Schedule 4, of appointment of an agent for service of process pursuant to Section 8.05 (d) (Applicable Law and Jurisdiction), section 7.05 of the Guarantee and Share Retention Agreement and section 4.07 of the Subordination Agreement;

     (n) a Hazardous Materials Management Plan and an Emergency Preparedness and Response Plan, prepared in accordance with IFC’s Hazardous Materials Management Guidelines dated December 2001 and otherwise in terms satisfactory to IFC, shall have been approved by the Borrower for immediate implementation and a copy thereof has been provided to IFC;

     (o) the Borrower has delivered to IFC an implementation plan, acceptable to IFC, for the independent review of the Marlin Mine’s tailings facility in accordance with IFC’s Safety of Dam Policy (OP 4.37) dated September 1996; and

     (p) the Borrower has prepared and delivered to IFC an update, if any, on the implementation of the Environmental and Social Action Plans, which shall be in form and substance satisfactory to IFC.

     Section 5.02. Conditions of All Disbursements. The obligation of IFC to make any Disbursement, including the first Disbursement, is also subject to the conditions that:

     (a) no Event of Default and no Potential Event of Default has occurred and is continuing;

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     (b) the proceeds of that Disbursement are, at the date of the relevant request, needed by the Borrower for the purpose of the Project, or will be needed for that purpose within three (3) months of that date;

     (c) since the date of this Agreement nothing has occurred which has or can reasonably be expected to have a Material Adverse Effect;

     (d) since the date of this Agreement neither the Borrower nor Glamis has incurred any material loss or liability (except such liabilities as may be incurred in accordance with Section 6.02 (Negative Covenants ) and section 6.01 of the Guarantee and Share Retention Agreement, respectively);

     (e) the representations and warranties made in Article IV are true and correct in all material respects on and as of the date of that Disbursement with the same effect as if those representations and warranties had been made on and as of the date of that Disbursement;

     (f) the proceeds of that Disbursement are not in reimbursement of, or to be used for, expenditures in the territories of any country which is not a member of the World Bank or for goods produced in or services supplied from any such country;

               (g) IFC has received (if it so reasonably requires) a legal opinion or opinions in form and substance satisfactory to IFC, of IFC’s counsel in the Country, and concurred in by counsel for the Borrower, with respect to any matters relating to that Disbursement;

     (h) after giving effect to that Disbursement, the Borrower would not be in violation of:

(i)	its Charter;

(ii)	any provision contained in any document to which the Borrower is a party (including this Agreement) or by which the Borrower is bound; or

(iii)	any law, rule, regulation, Authorization or agreement or other document binding on the Borrower directly or indirectly limiting or otherwise restricting the Borrower’s borrowing power or authority or its ability to borrow;

     (i) (without limiting the generality of Section 5.02 (h)), after taking into account the amount of that Disbursement and any other Long-term Debt incurred by the Borrower and of any amounts of Shareholders’ Equity paid into the Borrower after the date of the latest financial statements of the Borrower due pursuant to Section 6.03 (a) (Reporting Requirements), (i) the Long-term Debt to Equity Ratio would not exceed 50:50 and (ii) the ratio of the outstanding amount of the Loan to Shareholders’ Equity and the principal amount outstanding of the Shareholder Loans would not exceed 50:50;

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     (j) The Borrower shall be in compliance with applicable Environmental, Health and Safety Guidelines; and Environmental and Social Policies; and

     (k) The Borrower shall have delivered a receipt, substantially in the form of Schedule 3, in respect of any and all prior Disbursements.

     Section 5.03. Borrower’s Certification. The Borrower shall deliver to IFC with respect to each request for Disbursement:

     (a) certifications, in the form included in Schedule 2, relating to the conditions specified in Section 5.02 (Conditions of All Disbursements) (other than the condition in Section 5.02 (g)) expressed to be effective as of the date of that relevant Disbursement; and

     (b) such evidence as IFC may reasonably request of the proposed utilization of the proceeds of that Disbursement or the utilization of the proceeds of any prior Disbursement.

     Section 5.04. Conditions for IFC Benefit. The conditions in Section 5.01 through Section 5.03 are for the benefit of IFC and may be waived only by IFC in its sole discretion.

ARTICLE VI

Particular Covenants

     Section 6.01. Affirmative Covenants. Unless IFC otherwise agrees, the Borrower shall:

(a) carry out the Project and conduct its business with due diligence and efficiency and in accordance with sound engineering, financial and business practices;

     (b) cause the financing specified in the Financial Plan to be applied exclusively to the Project and use its commercially reasonable best efforts to cause the Project Physical Completion Date to occur before June 30, 2006;

(c) maintain an accounting and control system, management information system and books of account and other records, which together adequately reflect truly and fairly the financial condition of the Borrower and the results of its operations in conformity with the Accounting Principles;

     (d) maintain at all times a firm of internationally recognized independent public accountants acceptable to IFC as auditors of the Borrower;

     (e) irrevocably authorize, in the form of Schedule 6, the Auditors (whose fees and expenses shall be for the account of the Borrower) to communicate directly with IFC at any time regarding the Borrower’s accounts and operations, and provide to IFC a copy of that authorization, and, no later than thirty (30) days after any change in Auditors, issue a similar authorization to the new Auditors and provide a copy thereof to IFC;

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     (f) upon IFC’s request, such request to be made with reasonable prior notice to the Borrower, except if an Event of Default or Potential Event of Default is continuing or if special circumstances so require, permit representatives of IFC, during normal office hours, to:

(i)	visit the Project site and any of the premises where the business of the Borrower is conducted;

(ii)	inspect all facilities, plant and equipment comprised in the Project;

(iii)	have access to the Borrower’s books of account and records; and

(iv)	have access to those employees and agents of the Borrower who have or may have knowledge of matters with respect to which IFC seeks information;

     (g) design, construct, operate, maintain and monitor all of its sites, plant, equipment and facilities:

(i)	in accordance with the Environmental and Social Policies and the Environmental, Health and Safety Guidelines, as well as the Environmental and Social Action Plans; and

(ii)	in compliance with applicable environmental, occupational health and safety requirements, and any child labor and forced labor laws, rules and regulations (including any international treaty obligations, if any) of the Government of the Country and the local authorities;

     (h) diligently implement the mitigation and compensation measures provided in and pursuant to the Environmental and Social Action Plans;

     (i) (A) obtain and maintain in force (and where appropriate, renew in a timely manner) all Authorizations, including without limitation the Authorizations specified in Annex A, which are necessary for the implementation of the Project, the carrying out of the Borrower’s business and operations generally, the compliance by the Borrower with all its obligations under the Transaction Documents, and for operating in the Country; and

          (B) comply with all the conditions and restrictions contained in, or imposed on the Borrower by, those Authorizations;

     (j) from time to time, execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such further instruments as may reasonably be requested by IFC for perfecting or maintaining in full force and effect the IFC Security or for re-registering the IFC Security or otherwise to enable the Borrower to comply with its obligations under the Transaction Documents;

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     (k) prepare and update on an annual basis a plan relating to the closure of the mine ( a copy of which will be provided to IFC within ninety (90) days after the end of each Financial Year) and make the appropriate provisions relating thereto;

     (l) maintain the Economic Mine Life for two (2) years beyond the final maturity of the Loan;

     (m) maintain at all times a Loan Life Ratio of 1.5;

     (n) to the extent permitted by law, it shall not recognize any purported sale, transfer, assignment, pledge, encumbrance or other disposition of shares in violation of Article IV of the Guarantee, and shall in any event notify IFC promptly upon receipt of any request to register or record any transfer of shares held by such Guarantor; and

     (o) take all such action as shall be necessary to cause the effective implementation of the provisions of Article IV of the Guarantee, including registration of the Guarantee on the books of the Borrower and registration with or notification to the appropriate authority, if any.

     Section 6.02. Negative Covenants. Unless IFC otherwise agrees, the Borrower shall not:

     (a) declare or pay any dividend or make any distribution on its share capital (other than dividends or distributions payable in shares of the Borrower), or purchase, redeem or otherwise acquire any shares of the Borrower or any option over them or make any payment of interest or principal, or any other amount in respect of the Shareholder Loans unless any such action occurs after the Financial Completion Date and then only if the proposed payment or distribution is out of retained earnings and the Borrower, no earlier than sixty (60) days nor later than thirty (30) days prior to doing so, certifies to IFC in writing, in the form attached as Schedule 7, that:

(i)	no Event of Default or Potential Event of Default has occurred and is continuing; and

(ii)	after giving effect to any such action:

(A)	the Current Ratio will not be less than 1.5; and

(B)	the Long-term Debt to Equity Ratio will be less than 50:50;

          provided always that:

     (A) the retained earnings out of which any of the payments or distributions referred to in this sub-section may be made should in no event include any amount resulting from the revaluation of any of the Borrower’s assets; and

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     (B) the Borrower shall not make any payments or distributions of the type referred to in this sub-section if, after giving effect to it, the Borrower could not certify the matters referred to in Section 6.02 (a) (i) and (ii);

     (b) incur expenditures or commitments for expenditures for fixed or other non-current assets, other than those required for carrying out the Project or necessary for repairs, replacements and maintenance of satisfactory operating conditions that are essential to the Borrower’s business or operations, unless those expenditures or commitments do not exceed an aggregate amount equivalent to fifteen million Dollars ($15,000,000) in any Financial Year;

     (c) incur, assume or permit to exist any Debt except:

The Loan;

(ii)	the Shareholder Loans;

(iii)	after the Financial Completion Date, additional Long-term Debt which would not result in the Long-term Debt to Equity Ratio exceeding 50:50, the Debt Service Coverage Ratio not less than 1.7;

(iv)	Short-term Debt incurred in the ordinary course of business which, when aggregated with contingent liabilities arising from the discounting of trade receivables, would not exceed at any one time outstanding the equivalent of five million Dollars ($5,000,000) excluding Project-related trade accounts incurred in the usual course of construction and operation of the Project; and

(v)	Long-term Debt or Short-term Debt obtained to replace any existing Long-term Debt or, as the case may be, any Short-term Debt component of then outstanding Debt, but then only to the extent that such new Debt is on terms and conditions (as to interest rate, other costs and tenor) at least as favorable to the Borrower as those of the Debt being replaced;

     (d) enter into any agreement or arrangement to lease any property or equipment of any kind, except for (i) the Usufruct Agreement or other similar agreements whereby the Borrower would lease or receive the use of land required for the Project and owned by Peridot or any other entity owned or controlled by Glamis, and (ii) leases with respect to which the aggregate lease payments do not exceed the equivalent of five hundred thousand Dollars ($500,000) in any Financial Year;

     (e) enter into any Derivative Transaction or assume the obligations of any party to any Derivative Transaction other than those related to silver that are entered into in the normal course of the Borrower’s business and not for speculative reasons, and interest rate hedging with respect to the Loan;

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     (f) enter into any agreement or arrangement to guarantee or, in any way or under any condition, assume or become obligated for all or any part of any financial or other obligation of another Person;

     (g) create or permit to exist any Lien on any property, revenues or other assets, present or future, of the Borrower, except for:

(i)	the IFC Security; and

(ii)	any Lien arising from any tax, assessment or other governmental charge or other Lien arising by operation of law, in each case if the obligation underlying any such Lien is not yet due or, if due, is being contested in good faith by appropriate proceedings so long as:

(A)	those proceedings do not involve any substantial danger of the sale, forfeiture or loss of any part of the Project, title thereto or any interest therein, nor interfere in any material respect with the use or disposition thereof or the implementation of the Project or the carrying on of the business of the Borrower; and

(B)	the Borrower has set aside adequate reserves sufficient to promptly pay in full any amounts that the Borrower may be ordered to pay on final determination of any such proceedings;

     (h) enter into any transaction except in the ordinary course of business on the basis of arm’s-length arrangements (including, without limitation, transactions whereby the Borrower might pay more than the ordinary commercial price for any purchase or might receive less than the full ex-works commercial price (subject to normal trade discounts) for its products);

     (i) enter into any partnership, profit-sharing or royalty agreement or other similar arrangement whereby the Borrower’s income or profits are, or might be, shared with any other Person, but excluding, for the avoidance of doubt, any obligation for the payment of royalties established under applicable law;

     (j) enter into any management contract or similar arrangement whereby its business or operations are managed by any other Person;

     (k) form or have any Subsidiary;

     (l) make or permit to exist loans or advances to, or deposits with, other Persons (except commercial bank deposits in the ordinary course of business and advances to vendors in the ordinary course of its business) or investments in any Person or enterprise other than short-term investment grade marketable securities acquired solely to give temporary employment to its idle funds;

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     (m) change its Charter in any manner which would be inconsistent with the provisions of any Transaction Document;

     (n) change its Financial Year;

     (o) materially change the nature or scope of the Project (other than to carry out the development of the La Hamaca mine deposits in the vicinity of the Marlin Mine) or change the nature of its present or contemplated business or operations;

     (p) sell, transfer, lease or otherwise dispose of all or a substantial part of its assets, other than inventory, whether in a single transaction or in a series of transactions, related or otherwise;

     (q) undertake or permit any merger, spin-off, consolidation or reorganization;

     (r) terminate, amend or grant any waiver with respect to any provision of the Transaction Documents or terminate or materially amend or grant any material waiver with respect to any provision of the Project Documents (unless, in the case of the Fluor EPCM Contract, such amendment or waiver is made in the ordinary course of the Borrower’s business);

     (s) prepay (whether voluntarily or involuntarily) or repurchase any Long-term Debt (other than the Loan and Shareholder Loans but in the latter case, subject to the terms and conditions of the Subordination Agreement) pursuant to any provision of any agreement or note with respect to that Long-term Debt unless:

(i)	that Long-term Debt is refinanced using new Long-term Debt on terms and conditions (as to interest rate, other costs and tenor) at least as favorable to the Borrower as those of the Long-term Debt being refinanced; or

(ii)	the Borrower gives IFC at least thirty (30) days’ advance notice of its intention to make the proposed prepayment and, if IFC so requires, the Borrower contemporaneously prepays a proportion of the Loan equivalent to the proportion of the part of the Long-term Debt being prepaid, such prepayment to be made in accordance with the provisions of Section 3.06 (Prepayment) except that there shall be no minimum amount, prepayment premium or advance notice period for that prepayment; or

     (t) use the proceeds of any Disbursement in the territories of any country which is not a member of the World Bank or for reimbursements of expenditures in those territories or for goods produced in or services supplied from any such country.

     Section 6.03. Reporting Requirements. Unless IFC otherwise agrees, the Borrower shall:

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     (a) as soon as available but in any event within sixty (60) days after the end of each quarter of each Financial Year, deliver to IFC:

(i)	two (2) copies of the Borrower’s complete financial statements for such quarter prepared, in accordance with the Accounting Principles;

(ii)	until the Project Physical Completion Date has occurred, a report in a form satisfactory to IFC, on the progress in implementation of the Project, including any factors that have or could reasonably be expected to have a Material Adverse Effect;

(iii)	after the Project Physical Completion Date has occurred, a report on any factors that have or could reasonably be expected to have a Material Adverse Effect;

(iv)	a certification from the Borrower’s most senior financial officer (confirmed by the Chief financial officer of Glamis) certifying that, on the basis of its quarterly financial statements, the Borrower was in compliance with the covenants contained in Section 6.02 (Negative Covenants) as of the end of that quarter or, as the case may be, detailing any non-compliance;

(v)	a summary report in terms reasonably satisfactory to IFC, regarding any transactions during that quarter between the Borrower and each of its Affiliates, including a list of all material transactions and a certification by an Authorized Representative that those transactions were on the basis of arm’s-length arrangements; and

(vi)	in the event that the Borrower has a minority shareholder which is not Glamis or an Affiliate thereof, holding five percent or more of the share capital of the Borrower, copies of all notices, reports and other communications sent by the Borrower to its shareholders in their capacity as such during such quarter and of the minutes of all shareholders’ meetings of the Borrower held during such quarter;

     (b) as soon as available but in any event within one hundred and twenty (120) days after the end of each Financial Year, deliver to IFC:

(i)	two (2) copies of its complete and audited financial statements for that Financial Year (which are in agreement with its books of account and prepared in accordance with the Accounting Principles) together with the Auditors’ audit report on them, all in form satisfactory to IFC;

(ii)	to the extent it has been prepared and provided to the Borrower, any management letter and such other communication from the Auditors commenting, with respect to that Financial Year, on, among other things,

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the adequacy of the Borrower’s financial control procedures, accounting systems and management information system;

(iii)	a report by the Auditors certifying that, on the basis of its financial statements, the Borrower was in compliance with the covenants contained in Section 6.02 (a), (b), (c), (d), (e), (f), (l), (p) and (s) as of the end of that Financial Year or, as the case may be, detailing any non-compliance;

(iv)	a report by the Borrower on its operations during that Financial Year, in the form of, and addressing the topics listed in, Schedule 8; and

(v)	a certificate prepared by a Qualified Person setting out the Economic Reserves of the Marlin Mine as of the end of such Financial Year;

     (c) deliver to IFC, promptly following receipt, a copy of any management letter or other communication sent by the Auditors (or any other accountants retained by the Borrower) to the Borrower or its management in relation to the Borrower’s financial, accounting and other systems, management or accounts, if not provided pursuant to Section 6.03 (b) (ii);

     (d) within ninety (90) days after the end of each Financial Year, deliver to IFC an annual monitoring report in the form of Schedule 9 (which form may be updated from time to time) and, confirming compliance with the applicable national and local requirements, the Environmental and Social Policies, the Environmental, Health and Safety Guidelines, and the Environmental and Social Action Plans or, as the case may be, detailing any non-compliance together with (A) the action being taken to ensure compliance and (B) a written report verifying the contents of that annual monitoring report, prepared by an independent third party consultant of the Borrower, acceptable to IFC;

     (e) as soon as possible but no later than three (3) days after its occurrence, notify IFC of any incident or accident which has or may reasonably be expected to have an adverse effect on the environment, health or safety, including, without limitation, explosions, spills or workplace accidents which result in death, serious or multiple injury or major pollution, specifying, in each case, the nature of the incident or accident, the on-site and off-site impacts arising or likely to arise therefrom and the measures the Borrower is taking or plans to take to address those impacts; and keep IFC informed of the on-going implementation of those measures;

     (f) provide to IFC, as soon as possible following its preparation and approval by the Borrower, the Mine Plan and any update, amendment or restatement thereof prepared from time to time;

     (g) promptly notify IFC of any proposed change in the nature or scope of the Project or the business or operations of the Borrower and of any event or condition which has or may reasonably be expected to have a Material Adverse Effect;

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     (h) promptly upon becoming aware of any litigation or administrative proceedings before any Authority or arbitral body which has or may reasonably be expected to have a Material Adverse Effect, notify IFC by facsimile of that event specifying the nature of that litigation or those proceedings and the steps the Borrower is taking or proposes to take with respect thereto;

     (i) promptly upon the occurrence of an Event of Default or Potential Event of Default, notify IFC by facsimile specifying the nature of that Event of Default or Potential Event of Default and any steps the Borrower is taking to remedy it;

     (j) provide to IFC, in a timely manner, the insurance certificates and other information referred to in Section 6.04 (d) (Insurance); and

(k)	promptly provide to IFC such other information as IFC from time to time reasonably requests about the Borrower, its assets and the Project.

     Section 6.04. Insurance.

(a) Insurance Requirements and Borrower’s Undertakings. Unless IFC otherwise agrees, the Borrower shall:

(i)	insure and keep insured, with financially sound and reputable insurers, all its assets and business against all insurable losses to include the insurances specified in Annex B and any insurance required by law;

(ii)	punctually pay any premium, commission and any other amounts necessary for effecting and maintaining in force each insurance policy;

(iii)	promptly notify the relevant insurer of any claim by the Borrower under any liability insurance and any material claim under any other policy written by that insurer and diligently pursue that claim;

(iv)	comply with all warranties under each policy of insurance;

(v)	not do or omit to do, or permit to be done or not done, anything which might prejudice the Borrower’s, or, where IFC is a loss payee or an additional named insured, IFC’s right to claim or recover under any insurance policy; and

(vi)	not vary, rescind, terminate, cancel or cause a material change to any insurance policy;

provided always that if at any time and for any reason any insurance required to be maintained under this Agreement shall not be in full force and effect, then IFC shall thereupon or at any time while the same is continuing be entitled (but have no such obligation) on its own behalf to procure that insurance at the expense of the Borrower and to take all such steps to minimize hazard as IFC may consider expedient or necessary.

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               (b) Policy Provisions. Each insurance policy required to be obtained pursuant to this Section shall be on terms and conditions reasonably acceptable to IFC, and shall contain provisions to the effect that:

(i)	no policy can expire nor can it be canceled or suspended by the Borrower or the insurer for any reason (including failure to renew the policy or to pay the premium or any other amount) unless IFC and, in the case of expiration or if cancellation or suspension is initiated by the insurer, the Borrower receive at least forty-five (45) days’ notice (or such lesser period as IFC may agree with respect to cancellation, suspension or termination in the event of war and kindred peril) prior to the effective date of termination, cancellation or suspension;

(ii)	IFC is named as additional named insured on all liability policies; and

(iii)	where relevant, all its provisions (except those relating to limits of liability) shall operate as if they were a separate policy covering each insured party.

     (c) Reporting Requirements. Unless IFC otherwise agrees, the Borrower shall provide to IFC the following:

(i)	as soon as possible after its occurrence, notice of any event which entitles the Borrower to claim for an aggregate amount exceeding the equivalent of one million Dollars ($1,000,000) under any one or more insurance policies;

(ii)	within thirty (30) days after any insurance policy is issued to the Borrower, a copy of the relevant certificate of insurance or insurance binder incorporating any additional named insured provisions required under Section 6.04 (b) (ii) (unless already provided to IFC pursuant to Section 5.01(h) (Conditions of First Disbursement));

(iii)	not less than ten (10) days prior to the expiry date of any insurance policy (or, for insurance with multiple renewal dates, not less than ten (10) days prior to the expiry date of the policy on the principal asset), a certificate of renewal from the insurer, insurance broker or agent confirming the renewal of that policy and the renewal period, the premium, the amounts insured for each asset or item and any changes in terms or conditions from the policy’s issue date or last renewal, and confirmation from the insurer that provisions naming IFC as loss payee or additional named insured, as applicable remain in effect;

(iv)	such evidence of premium payment as IFC may from time to time reasonably request; and

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(v)	any other information or documents on each insurance policy as IFC reasonably requests from time to time.

ARTICLE VII

Events of Default

     Section 7.01. Acceleration after Default. If any Event of Default occurs and is continuing (whether it is voluntary or involuntary, or results from operation of law or otherwise), IFC may, by notice to the Borrower, require the Borrower to repay the Loan or such part of the Loan as is specified in that notice. On receipt of any such notice, the Borrower shall immediately repay the Loan (or that part of the Loan specified in that notice) and pay all interest accrued on it, the prepayment premium specified in Section 3.06 (if applicable) on the amount of the Loan whose payment is accelerated and any other amounts then payable under this Agreement. The Borrower waives any right it might have to further notice, presentment, demand or protest with respect to that demand for immediate payment.

     Section 7.02. Events of Default. It shall be an Event of Default if:

     (a) the Borrower fails to pay when due any part of the principal of, or interest on, the Loan and such failure continues for a period of five (5) days;

     (b) the Borrower fails to pay when due any part of the principal of, or interest on, any loan from IFC to the Borrower other than the Loan and any such failure continues for the relevant period of grace provided for in the agreement providing for that loan and for the purposes of this subsection, a default shall be deemed to have occurred if the shareholders of the Borrower cause the Borrower to take any of the actions prohibited by Section 6.02 (Negative Covenants) unless IFC has given its prior consent to the taking of any such action;

     (c) the Borrower fails to comply with any of its obligations under this Agreement or any other Transaction Document or any other agreement between the Borrower and IFC (other than for the payment of the principal of, or interest on, the Loan or any other loan from IFC to the Borrower), and any such failure continues for a period of thirty (30) days after the date on which IFC notifies the Borrower of that failure;

     (d) any party to a Transaction Document (other than IFC or the Borrower) fails to observe or perform any of its obligations under that Transaction Document, and any such failure continues for a period of thirty (30) days after the date on which IFC notifies the Borrower of that failure;

     (e) any representation or warranty made in Article IV or in connection with the execution of, or any request (including a request for Disbursement) under, this Agreement or any other Transaction Document is found to be incorrect in any material respect;

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     (f) any Authority condemns, nationalizes, seizes, or otherwise expropriates all or any substantial part of the property or other assets of the Borrower or of its share capital, or assumes custody or control of that property or other assets or of the business or operations of the Borrower or of its share capital, or takes any action for the dissolution or disestablishment of the Borrower or any action that would prevent the Borrower or its officers from carrying on all or a substantial part of its business or operations;

     (g) a decree or order by a court is entered against the Borrower or Glamis:

(i)	adjudging the Borrower or Glamis bankrupt or insolvent;

(ii)	approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of, or with respect to, the Borrower or Glamis under any applicable law;

(iii)	appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Borrower or Glamis or of any substantial part of their respective property or other assets; or

(iv)	ordering the winding up or liquidation of its affairs;

     or any petition is filed seeking any of the above and is not dismissed within thirty (30) days;

     (h) the Borrower or Glamis:

(i)	requests a moratorium or suspension of payment of debts from any court;

(ii)	institutes proceedings or takes any form of corporate action to be liquidated, adjudicated bankrupt or insolvent;

(iii)	consents to the institution of bankruptcy or insolvency proceedings against it;

(iv)	files a petition or answer or consent seeking concurso voluntario de acreedores or other form of composition with its creditors or reorganization or relief under any applicable law, or consents to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Borrower or Glamis or of any substantial part of their respective property;

(v)	makes a general assignment for the benefit of creditors; or

(vi)	admits in writing its inability to pay its debts generally as they become due

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or otherwise becomes insolvent;

     (i) an attachment or analogous process is levied or enforced upon or issued against all or a substantial part of the assets of the Borrower or Glamis and is not discharged within thirty (30) days;

     (j) any other event occurs which under any applicable law would have an effect analogous to any of those events listed in Section 7.02 (g) through Section 7.02 (i);

     (k) the Borrower fails to pay its Debt (other than the Loan or any other loan from IFC to the Borrower) in an amount exceeding the equivalent of fifty thousand Dollars ($50,000) or to perform any of its obligations under any agreement pursuant to which there is outstanding any Debt which is in excess of such amount, and any such failure continues for more than any applicable period of grace or any such Debt becomes prematurely due and payable or is placed on demand;

     (l) Glamis fails to pay its Debt (as defined in the Guarantee and Share Retention Agreement) in an amount exceeding the equivalent of two hundred thousand Dollars ($200,000) or to perform any of its obligations under any agreement pursuant to which there is outstanding any such Debt which is in excess of such amount, and any such failure continues for more than any applicable period of grace or any such Debt becomes prematurely due and payable or is placed on demand;

     (m) any Authorization necessary for the Borrower to perform and observe its obligations under any Transaction Document, or to carry out the Project, is not obtained when required or is rescinded, terminated, lapses or otherwise ceases to be in full force and effect, including with respect to the remittance to IFC or its assignees, in the Loan Currency, of any amounts payable under any Transaction Document, and is not restored or reinstated within thirty (30) days of notice by IFC to the Borrower requiring that restoration or reinstatement;

     (n) any of the Security Documents or any of its provisions:

(i)	is revoked, terminated or ceases to be in full force and effect or ceases to provide the security intended, without, in each case, the prior consent of IFC;

(ii)	becomes unlawful or is declared void; or

(iii)	is repudiated or its validity or enforceability is challenged by any Person and any such repudiation or challenge continues for a period of thirty (30) days and, during which period such repudiation or challenge has no effect;

     (o) any Transaction Document (other than the Security Documents) or any of its provisions:

(i)	is revoked, terminated or ceases to be in full force and effect without, in each case, the prior consent of IFC, and that event, if capable of being

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remedied, is not remedied to the satisfaction of IFC within thirty (30) days of IFC’s notice to the Borrower; or

(ii)	becomes unlawful or is declared void;

     (p) any Transaction Document (other than the Security Documents) is repudiated or the validity or enforceability of any of its provisions at any time is challenged by any Person and such repudiation or challenge is not withdrawn within thirty (30) days of IFC’s notice to the Borrower requiring that withdrawal; provided that no such notice shall be required or, as the case may be, the notice period shall terminate if and when such repudiation or challenge becomes effective; or

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     (q) any of the Project Documents:

(i)	is breached by any party to it and that breach has or could reasonably be expected to have a Material Adverse Effect; or

(ii)	is revoked, terminated or ceases to be in full force and effect without the prior consent of IFC, or performance of any of the material obligations under any such agreement becomes unlawful or any such agreement is declared to be void or is repudiated or its validity or enforceability at any time is challenged by any party to it.

     Section 7.03. Bankruptcy. If the Borrower is liquidated or declared bankrupt, the Loan, all interest accrued on it and any other amounts payable under this Agreement will become immediately due and payable without any presentment, demand, protest or notice of any kind, all of which the Borrower waives.

ARTICLE VIII

Miscellaneous

     Section 8.01. Saving of Rights. (a) The rights and remedies of IFC in relation to any misrepresentation or breach of warranty on the part of the Borrower shall not be prejudiced by any investigation by or on behalf of IFC into the affairs of the Borrower, by the execution or the performance of this Agreement or by any other act or thing which may be done by or on behalf of IFC in connection with this Agreement and which might, apart from this Section, prejudice such rights or remedies.

     (b) No course of dealing or waiver by IFC in connection with any condition of Disbursement of the Loan under this Agreement shall impair any right, power or remedy of IFC with respect to any other condition of Disbursement, or be construed to be a waiver thereof; nor shall the action of IFC with respect to any Disbursement affect or impair any right, power or remedy of IFC with respect to any other Disbursement.

     (c) Unless otherwise notified to the Borrower by IFC and without prejudice to the generality of Section 8.01 (b), the right of IFC to require compliance with any condition under this Agreement which may be waived by IFC with respect to any Disbursement is expressly preserved for the purposes of any subsequent Disbursement.

     (d) No course of dealing and no failure or delay by IFC in exercising, in whole or in part, any power, remedy, discretion, authority or other right under this Agreement or any other agreement shall waive or impair, or be construed to be a waiver of or an acquiescence in, such or any other power, remedy, discretion, authority or right under this Agreement, or in any manner

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preclude its additional or future exercise; nor shall the action of IFC with respect to any default, or any acquiescence by it therein, affect or impair any right, power or remedy of IFC with respect to any other default.

     Section 8.02. Notices. Any notice, request or other communication to be given or made under this Agreement shall be in writing. Subject to Sections 6.03 (i) and (h) (Reporting Requirements) and Section 8.05 (f) (Applicable Law and Jurisdiction), any such communication may be delivered by hand, airmail, facsimile or established courier service to the party’s address specified below or at such other address as such party notifies to the other party from time to time, and will be effective upon receipt.

     For the Borrower:

Montana Exploradora de Guatemala S.A.
20 Calle 24-60 Zona 10
Ofi-Bodegas Pradera #20
Guatemala City, Guatemala

Facsimile: (502) 385-6651

Attention: Marlin Project Manager

With a copy to:

Glamis Gold, Ltd.
Attn: Corporate Secretary
5190 Neil Road
Suite 310
Reno, Nevada 89502

Facsimile: 775-827-6992

     For IFC:

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
United States of America

Facsimile: 202 522 3743

Attention: Director, Oil, Gas, Mining and Chemicals Department

With a copy (in the case of communications relating to payments) sent to the attention of the Senior Manager, Financial Operations Unit, at:

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Facsimile: 202-974-4371.

     Section 8.03. English Language. (a) All documents to be provided or communications to be given or made under this Agreement shall be in the English language.

     (b) To the extent that the original version of any document to be provided, or communication to be given or made, to IFC under this Agreement or any other Transaction Document is in a language other than English, that document or communication shall, if reasonably requested by IFC, be accompanied by an English translation certified by an Authorized Representative to be a true and correct translation of the original. IFC may, if it so requires, obtain an English translation of any document or communication received in another language other than English at the cost and expense of the Borrower. IFC may deem any such English translation to be the governing version between the Borrower and IFC.

     Section 8.04. Term of Agreement. This Agreement shall continue in force until all monies payable under it have been fully paid in accordance with its provisions.

     Section 8.05. Applicable Law and Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America.

     (b) For the exclusive benefit of IFC, the Borrower irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement may be brought in the courts of the United States of America located in the Southern District of New York or in the courts of the State of New York located in the Borough of Manhattan. By the execution of this Agreement, the Borrower irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Final judgment against the Borrower in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction, including the Country, by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the judgment, or in any other manner provided by law.

     (c) Nothing in this Agreement shall affect the right of IFC to commence legal proceedings or otherwise sue the Borrower in the Country or any other appropriate jurisdiction, or concurrently in more than one jurisdiction, or to serve process, pleadings and other legal papers upon the Borrower in any manner authorized by the laws of any such jurisdiction.

     (d) The Borrower hereby irrevocably designates, appoints and empowers Law Debenture Corporate Services, Inc. with offices at 767 Third Avenue, 31st Floor, New York, New York 10017 as its authorized agent solely to receive for and on its behalf service of any summons, complaint or other legal process in any action, suit or proceeding IFC may bring in the State of New York in respect of this Agreement.

     (e) As long as this Agreement remains in force, the Borrower shall maintain a duly appointed and authorized agent to receive for and on its behalf service of any summons, complaint or other legal process in any action, suit or proceeding IFC may bring in New York,

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New York, United States of America, with respect to this Agreement. The Borrower shall keep IFC advised of the identity and location of such agent.

     (f) The Borrower also irrevocably consents, if for any reason its authorized agent for service of process of summons, complaint and other legal process in any action, suit or proceeding is not present in New York, New York, to the service of such papers being made out of the courts of the United States of America located in the Southern District of New York and the courts of the State of New York located in the Borough of Manhattan by mailing copies of the papers by registered United States air mail, postage prepaid, to the Borrower, at its address specified pursuant to Section 8.02 (Notices). In such a case, IFC shall also send by facsimile, or have sent by facsimile, a copy of the papers to the Borrower.

     (g) Service in the manner provided in Sections 8.05 (d), (e) and (f) in any action, suit or proceeding will be deemed personal service, will be accepted by the Borrower as such and will be valid and binding upon the Borrower for all purposes of any such action, suit or proceeding.

               (h) The Borrower irrevocably waives to the fullest extent permitted by applicable law:

(i) any objection which it may have now or in the future to the laying of the venue of any action, suit or proceeding in any court referred to in this Section;

(ii) any claim that any such action, suit or proceeding has been brought in an inconvenient forum;

(iii) its right of removal of any matter commenced by IFC in the courts of the State of New York to any court of the United States of America; and

(iv ) any and all rights to demand a trial by jury in any such action, suit or proceeding brought against such party by IFC.

     (i) To the extent that the Borrower may be entitled in any jurisdiction to claim for itself or its assets immunity in respect of its obligations under this Agreement or any other Transaction Document to which it is a party, from any suit, execution, attachment (whether provisional or final, in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any jurisdiction that immunity (whether or not claimed) may be attributed to it or its assets, the Borrower irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted now or in the future by the laws of such jurisdiction.

     (j) The Borrower hereby acknowledges that IFC shall be entitled under applicable law, including the provisions of the International Organizations Immunities Act, to immunity from a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought against IFC in any court of the United States of

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America. The Borrower hereby waives any and all rights to demand a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, brought against IFC in any forum in which IFC is not entitled to immunity from a trial by jury.

     (k) To the extent that the Borrower may, in any action, suit or proceeding brought in any of the courts referred to in Section 8.05 (b) or a court of the Country or elsewhere arising out of or in connection with this Agreement or any other Transaction Document to which the Borrower is a party, be entitled to the benefit of any provision of law requiring IFC in such action, suit or proceeding to post security for the costs of the Borrower, or to post a bond or to take similar action, the Borrower hereby irrevocably waives such benefit, in each case to the fullest extent now or in the future permitted under the laws of the Country or, as the case may be, the jurisdiction in which such court is located.

     Section 8.06. Disclosure of Information. (a) IFC may disclose any documents or records of, or information about, this Agreement or any other Transaction Document, or the assets, business or affairs of the Borrower to:

(i)	its outside counsel, auditors and rating agencies,

(ii)	any Person with a participation in or who intends to purchase a participation in a portion of the Loan, and

(iii)	any other Person as IFC may deem appropriate in connection with any proposed sale, transfer, assignment or other disposition of IFC’s rights under this Agreement or any Transaction Document or otherwise for the purpose of exercising any power, remedy, right, authority, or discretion relevant to this Agreement or any other Transaction Document.

     (b) The Borrower acknowledges and agrees that, notwithstanding the terms of any other agreement between the Borrower and IFC, a disclosure of information by IFC in the circumstances contemplated by Section 8.06 (a) does not violate any duty owed to the Borrower under this Agreement or under any such other agreement.

     Section 8.07. Successors and Assignees. This Agreement binds and benefits the respective successors and assignees of the parties. However, the Borrower may not assign or delegate any of its rights or obligations under this Agreement without the prior consent of IFC.

     Section 8.08. Amendments, Waivers and Consents. Any amendment or waiver of, or any consent given under, any provision of this Agreement shall be in writing and, in the case of an amendment, signed by the parties.

     Section 8.09 Counterparts. This Agreement may be executed in several counterparts, each of which is an original, but all of which together constitute one and the same agreement.

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     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed in their respective names as of the date first above written.

MONTANA EXPLORADORA DE GUATEMALA S.A.

By	:

Name	:	Charles A. Jeannes
Title:		Specific Nominee appointed by Montana Exploradora de Guatemala, S.A., General Meeting of Shareholders

District of Columbia) ss:

I, Alexandra C. Aguiar, have hereto subscribed my name and affixed my Notarial Seal for the signature of Charles A. Jeannes this 30th day of June, 2004.

Washington, D.C. this June 30, 2004.

Alexandra C. Aguiar
My commission expires July 31, 2007

INTERNATIONAL FINANCE CORPORATION

By	:

Name	:	Rashad-Rudolf Kaldany
Title	:	Director, Oil, Gas, Mining, Chemical Department

District of Columbia) ss:

I, Alexandra C. Aguiar, the undersigned Notary Public acknowledge that Rashad-Rudof Kaldany, to me known and known by me to be the Director of the Oil, Gas, Mining, Chemical Department of International Finance Corporation, executed the foregoing document in the name and on behalf of International Finance Corporation and acknowledged the signing thereof to be his voluntary act and deed.

Washington, D.C. this June 30, 2004.

Alexandra C. Aguiar
My commission expires July 31, 2007

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